UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in Exhibits 99.1 and 99.2 of this Form 6-K is incorporated by reference into the registrant’s following registration statements on Form F-3: File Nos. 333-218503 and 333-218504 and on Form S-8: Files Nos. 333-203042 and 333-196622.

EXPLANATORY NOTE

On March 26, 2018, Brookfield Property Partners L.P. (“BPY”), GGP Inc. (“GGP”), and Goldfinch Merger Sub Corp., an indirect, wholly owned subsidiary of BPY, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, BPY has agreed to acquire GGP through a series of transactions (the “Transactions”).

On May 2, 2018, BPY and GGP filed a joint proxy statement/prospectus on Form F-4/S-4 (the “Registration Statement”) for the purpose of registering BPY limited partnership units and certain other securities issuable to existing GGP stockholders in connection with the Transactions. In the Registration Statement, BPY disclosed certain information with respect to BPY and the Transactions that is being furnished by BPY under cover of this Form 6-K (more specifically, in the attached exhibits described below) solely to fulfill its obligation under Rules 13a-16 and 12b-20 under the Securities Exchange Act of 1934, as amended.

The following information derived from the Registration Statement is being furnished to the Commission under cover of this Form 6-K pursuant to the attached Exhibits 99.1 and 99.2:

(1)	Information Relating to the Acquisition of GGP Inc. (Exhibit 99.1); and

(2)	Unaudited Pro Forma Condensed Consolidated Financial Statements for BPY (Exhibit 99.2).

We caution you that the following disclosures are current only as of the date hereof and are subject to change pending the closing of the Transactions.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

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Additional Information and Where to Find It

This communication is being made in respect of the proposed Transactions and may be deemed to be solicitation material in connection therewith. BPY and GGP have filed with the U.S. Securities and Exchange Commission (the “SEC”) a joint registration statement on Form F-4/S-4 that includes a joint proxy statement/prospectus, and a transaction statement on Schedule 13e-3. When the registration statement is effective, the joint proxy statement/prospectus will be mailed to GGP stockholders in connection with the proposed Transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE ABOVE-REFERENCED AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BPY, GGP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain free copies of the above-referenced and other documents filed with the SEC by BPY and GGP through the SEC’s website at http://www.sec.gov. In addition, investors can obtain free copies of the above-referenced and other documents filed with the SEC by contacting BPY Investor Relations at bpy.enquiries@brookfield.com or +1 (855) 212-8243 or by visiting BPY’s website at bpy.brookfield.com, or by contacting GGP Investor Relations at (312) 960-5000 or by visiting GGP’s website at http://www.ggp.com.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation

BPY, GGP and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from GGP stockholders in respect of the proposed Transactions that are described in the joint proxy statement/prospectus filed with the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies from GGP stockholders in connection with the proposed Transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the joint proxy statement/prospectus. You may also obtain the documents that BPY and GGP file electronically free of charge from the SEC’s website at http://www.sec.gov. Information regarding BPY’s directors and executive officers is contained in BPY’s 2017 Annual Report on Form 20-F filed with the SEC on March 9, 2018. Information regarding GGP’s directors and executive officers is contained in GGP’s 2017 Annual Report on Form 10-K filed with the SEC on February 22, 2018 and its 2018 Proxy Statement on Schedule 14A filed with the SEC on April 27, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2018

BROOKFIELD PROPERTY PARTNERS L.P.
By its general partner, Brookfield Property Partners Limited

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	Information Relating to the Acquisition of GGP Inc.

99.2	Unaudited Pro Forma Condensed Consolidated Financial Statements for BPY